Equal Energy Announces Its Results for the Second Quarter
Ended June 30, 2011

Calgary, Alberta – (CNW - August 10, 2011) Equal Energy Ltd. (“Equal” or “the Company”) (EQU: TSX; EQU:NYSE) is pleased to announce its financial and operating results for the second quarter ended June 30, 2011.

Don Klapko, President and Chief Executive Officer commented “In the second quarter of 2011, Equal’s most significant accomplishment was the acquisition of the working interests of its former joint venture participant in Oklahoma on June 1, 2011.  The acquisition, financed by a combination of equity and debt, increased Equal’s production to over 11,300 boe per day and was accretive on a per share basis on measures of cash flow, production and reserves while keeping debt levels consistent on a per flowing boe basis.”

In Q2 2011 we:
•
purchased our former joint participant’s share of the Hunton assets in Oklahoma on June 1, 2011 which also terminated all legal proceedings in Oklahoma, eliminating significant cost and management distraction;

•	completed a $50.3 million equity offering on May 19, 2011;
•	continued to be active with the drill bit by drilling:
- 2 (1.8 net) Twin Cities / Central Dolomite liquids-rich natural gas wells in Oklahoma;
- 2 (2.0 net) Big Bird vertical natural gas wells in Oklahoma;
- 1 (1.0 net) K-9 exploration well in Oklahoma currently under evaluation; and
- 1 (1.0 net) Cardium horizontal oil well in Alberta.

Production volumes averaged 9,467 boe per day for Q2 2011, close to our production levels in Q2 2010 and up nine percent from Q1 2011 as we benefited from approximately 3,100 boe per day of additional volume from the acquisition beginning on June 1, 2011.  Equal expects to average between 11,300 and 11,800 boe per day for the second half of the year and look forward to steady volume growth as we have active drilling programs running on four projects in Alberta and Oklahoma.  Funds from operations grew strongly in Q2 2011, up 46 percent compared to Q2 2010 as Equal benefited from strong oil and NGL prices, lower general and administrative costs and reduced interest costs this year.

In Oklahoma we commenced drilling in our prolific Twin Cities / Central Dolomite (“TCCD”) area on March 26, 2011.
-	One TCCD well permitted by the courts to be drilled by Equal in 2010 came on stream on October 28, 2010, inclined steadily for the first four months stabilizing at its current rate of 150 boe per day
-	Three new TCCD wells have been drilled and put on production in 2011.
-
The first 2011 well encountered mechanical difficulties in the horizontal sections such that both horizontal legs did not reach their intended length.  This well was producing at 50 boe per day, well below expectations, so we’ve re-entered this well and drilled a third horizontal leg which has successfully stayed in the zone for its intended length.  This well was brought back on July 29th, 2011 with early indication of a good well.

-	The second 2011 well came on stream on June 16th, 2011 and has already inclined to a rate of approximately 190 boe per day with production continuing to increase.
-	The third well was brought on stream on July 27th, 2011 with early results very encouraging.

In Canada both of our light oil resource plays continue to meet or exceed our expectations.
-
At Alliance we brought two remaining Viking light oil wells on stream from our successful six well winter drilling program.  Overall, the Alliance Viking play continues to deliver good results with individual well rates of return ranging from 33% to 45%.

-
One Lochend Cardium well was drilling as we entered Q2 and it came on stream in early May resulting in two Cardium well successes in the first half of 2011 with both wells delivering production volumes at or above our expectation for this play.

-	Two sections of land have been added at Lochend during in the first half of 2011, more than replacing the inventory drilled. One section was added at Alliance in the second quarter.
-
We returned to drilling in Lochend in early July and at Alliance at the end of July, both programs significantly delayed due to wet weather.  The Cardium well is the final well of three planned for 2011 and we have plans to drill up to four Viking wells in the second half of the year.

An additional seven well Hunton drilling program was launched in the second quarter of 2011 to increase our liquids-rich natural gas production with the added benefit of preserving rights to the light oil Mississippian zones in the sections drilled which is expected to be tested during the second half of 2011.  The Mississippian is a light oil play that has seen significant nearby drilling activity by large US independent E&P companies using horizontal, multi-stage frac technology.

With the acquisition of our former partner’s assets in Oklahoma adding to cash flow and our U.S. legal issues finally behind us, we are looking forward to growing Equal and enhancing shareholder value as a dynamic exploration and production company based around focused management, an active drilling program and efficient operations.

The following table is a summary of selected financial and operational information for the three and six months ended June 30, 2011 with comparative 2010 figures.
	Three months ended June 30			Six months ended June 30
Q2 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	41,824	35,689	17%	76,902	74,742	3%
Funds from operations (1)	16,602	11,357	46%	28,182	25,900	9%
Per share – basic ($)	0.54	0.52	4%	0.96	1.19	(19%)
Per share – diluted ($)	0.47	0.50	(6%)	0.94	1.19	(21%)
Net income/(loss)	6,492	2,720	139%	3,110	(985)	(416%)
Per share – basic ($)	0.21	0.12	75%	0.11	(0.05)	(320%)
Per share – diluted ($)	0.19	0.12	58%	0.10	(0.05)	(300%)
Total assets	483,765	426,042		483,765	426,042
Working capital deficit including long-term debt (2)	(124,296)	(54,650)		(124,296)	(54,650)
Convertible debentures	80,495	120,048		80,495	120,048
Shareholders’ equity	219,319	190,635		219,319	190,635
SHARES OUTSTANDING
Shares outstanding – basic (000s)	30,981	21,935		29,323	21,768
Shares outstanding – diluted (000s)	36,796	22,603		29,956	21,768
Shares outstanding at period end (000s)	34,659	21,974		34,659	21,974
OPERATIONS
Average daily production
Oil (bbls per day)	2,547	2,345	9%	2,557	2,411	6%
NGL (bbls per day)	2,689	2,773	(3%)	2,508	2,598	(3%)
Gas (mcf per day)	25,385	26,711	(5%)	23,971	27,176	(12%)
Total (boe per day)	9,467	9,570	(1%)	9,060	9,538	(5%)
Average sales price
Oil ($ per bbl)	87.48	69.55	26%	81.46	71.59	14%
NGL ($ per bbl)	51.20	40.34	27%	49.50	43.22	15%
Gas ($ per mcf)	3.90	4.39	(11%)	3.86	4.71	(18%)
Cash flow netback (1) ($ per boe)
Revenue (3)	48.55	40.98	18%	46.90	43.29	8%
Royalties	9.45	8.17	16%	9.40	9.11	3%
Production expenses	12.49	10.50	19%	11.96	10.29	16%
Transportation expenses	0.57	0.76	(25%)	0.56	0.72	(22%)
Operating netback	26.04	21.55	21%	24.98	23.17	8%
General and administrative	3.11	5.10	(39%)	4.23	4.71	(10%)
Cash interest expense	3.04	3.52	(14%)	3.42	3.28	4%
Other cash costs	0.62	(0.11)	(664%)	0.14	0.18	(22%)
Cash flow netback	19.27	13.04	48%	17.19	15.00	15%
(1)	Funds from operations and cash flow netback are non-GAAP financial measures.
(2)	Working capital deficit including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding unrealized gains and losses on commodity contracts.
(3)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended June 30, 2011 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/degar.shtml.

For further information please contact:

Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 263-0262                                                            (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.